Industry Canada

Certificate
of Amendment

Canada Business
Corporations Act

Industrie Canada

Certificat
de modification

Loi canadienne sur
les sociétés par actions

ENCANA CORPORATION	421137-5

Name of corporation — Dénomination de la société

I hereby certify that the articles of the above-named corporation were amended:

a)	under section 13 of the Canada Business Corporations Act in accordance with the attached notice;

b)	under section 27 of the Canada Business Corporations Act as set out in the attached articles of amendment designating a series of shares;

c)	under section 179 of the Canada Business Corporations Act as set out in the attached articles of amendment;

d)	under section 191 of the Canada Business Corporations Act as set out in the attached articles of reorganization;

        X

Corporation number — Numéro de la société

Je certifie que les statuts de la société susmentionnée ont été modifiés;

a)	en vertu de l’article 13 de la Loi canadienne sur les sociétés par actions, conformément à l’avis ci-joint;

b)	en vertu de l’article 27 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes désignant une série d’actions;

c)	en vertu de l’artcle 179 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes;

d)	en vertu de l’article 191 de la Loi canadienne sur les sociétés par actions, tel qu’il est indique dans les clauses de réorganisation ci-jointes;

Richard G. Shaw
Director — Directeur

April 27, 2005 / le 27 avril 2005
Date of Amendment — Date de modification
Canada

Industry Canada	Industrie Canada	ELECTRONIC TRANSACTION	RAPPORT DE LA TRANSACTION
		REPORT	ÉLECTRONIQUE

Canada Business	Loi canadienne sur	ARTICLES OF AMENDMENT	CLAUSES MODIFICATRICES
Corporations Act	les sociétés par actions	(SECTION 27 OR 177)	(ARTICLES 27 OU 177)

Processing Type – Mode de traitement:                     E-Commerce/Commerce-É

1.	Name of corporation – Dénomination de la société	2.	Corporation No. – No de la société

	ENCANA CORPORATION		421137-5

3.	The articles of the above-named corporation are amended as follows:
Les statuts de la société mentionnée ci-dessuse sont modifiés de la lacon suivante:

Pursuant to subsection 173(1)(h) of the Canada Business Corporations Act, Article 3 of the Articles of the Corporation is hereby amended by changing the number of Common Shares of the Corporation that are currently issued and outstanding on the basis of two (2) new Common Shares for each one (1) Common Share presently issued and outstanding.

Date	Name – Nom	Signature	Capacity of – en qualité

2005-04-27	LINDA H. MACKID		AUTHORIZED OFFICER

Canada